Elliott Smith

Partner

(212) 294-6787

emsmith@winston.com

April 10, 2020

VIA EDGAR

Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DEAC NV Merger Corp.

Registration Statement on Form S-4

File No. 333-235805

Dear Ms. Bagley:

On behalf of our client, DEAC NV Merger Corp. (“DEAC NV” and, following the closing of the Business Combination, the “Company”), we are writing to provide additional clarification regarding the accounting treatment of the shares of the Company’s Class B common stock (the “Class B shares”) in response to a telephone conference call on April 10, 2020, among the representatives of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission”), including those of the Division’s Office of the Chief Accountant, Diamond Eagle Acquisition Corp., DraftKings Inc. (“DraftKings”) and certain of their respective advisors, relating to DEAC NV’s Registration Statement on Form S-4 (File No. 333-235805).

DEAC NV confirms that the $7.95 million valuation of the Class B shares would not be material to the Company’s financial position or results of operations. Although DEAC NV believes, as asserted in its submission on April 8, 2020, that the Class B shares will be granted to an employee in exchange for prior services with no implicit service period for accounting purposes, DEAC NV acknowledges that if there were an “implicit” service period related to the grant of the Class B shares and if DEAC NV were to account for such service period under ASC 718, the compensation charge that would be recognized over the implicit service period (which would be a minimum of two years), would not be material to the Company’s financial position or results of operations.

DEAC NV affirms that DraftKings has provided its valuation and accounting analysis for the Class B shares to its auditors and its auditors have had an opportunity to review that analysis.

U.S. Securities and Exchange Commission
April 10, 2020

Please contact me at (212) 294-6787 if you have any questions or require any additional information in connection with this letter or the Registration Statement.

Sincerely yours,
/s/ Elliott M. Smith

cc:	Eli Baker, DEAC NV Merger Corp.

R. Stanton Dodge, DraftKings Inc.

Scott Miller, Sullivan & Cromwell LLP